TAG Oil Grants Stock Options

Vancouver, British Columbia – August 3, 2006 – Independent Canadian oil and gas exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today that the Board of Directors has granted stock options to its directors, officers and a consultant of the Company. Options were granted to acquire 625,000 common shares at an exercise price of $0.70 per share. The options are exercisable for five years and vest over eighteen months from the date of grant.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 5,035,608 gross acres (net 1,861,587), TAG Oil is one of the largest holders of prospective acreage in New Zealand.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

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